Kare Mobile Incorporated
Balance Sheet
(Unaudited)

	December 31, 2017
ASSETS	
Cash	$ 1,500
Total current assets	1,500
Total assets	$ 1,500
LIABILITIES AND SHAREHOLDERS' DEFICIT	
Credit cards payable	$ 44,802
Related party loan - Watson	12,262
Related party loan - Benton	2,000
Total current liabilities	59,064
Commitments and contingencies	-
Common stock, par value $0.00001; 10,000,000 shares authorized, 1,500,000 issued and outstanding	15
Capital in excess of par value	1,485
Retained deficit	(59,064)
Total shareholders' deficit	(57,564)
Total liabilities and shareholders' deficit	$ 1,500